September 16, 2020

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Asset Allocation Portfolios, Inc. (the “Registrant”) (File Nos. 333-116351; 811-21591)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on August 17, 2020, relating to Post-Effective Amendment No. 50 (the “Amendment”), filed on July 1, 2020, for the principal purpose of adding a new series, One Choice 2065 Portfolio (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

PROSPECTUS:

1. Comment: Can you confirm that the management fee waiver shown in the Fees and Expenses table is contractual?

Response: Confirmed.

2. Comment: Consider expanding the Market Risk disclosure to address the coronavirus pandemic specifically.

Response: The Registrant notes that the Market Risk includes disclosure stating that public health emergencies may lead to increased market volatility and may have adverse long-term effects on world economies and markets generally. We will continue to evaluate the risks posed by the COVID-19 pandemic and update the Fund’s disclosure as necessary.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
September 16, 2020

3. Comment: Please add disclosure regarding the risks associated with futures under the heading Principal Risks and also in response to Item 9.

Response: The Registrant respectfully declines to add futures risk disclosure to the Fund’s prospectus. The Registrant does not believe the risks associated with futures are “principal risks” of the Fund; therefore, such risks are more appropriately disclosed in the Fund’s statement of additional information.

4. Comment: Disclosure on page 12 states that after reaching its target date, the Fund may be combined with the One Choice In Retirement Portfolio. Please confirm supplementally that One Choice In Retirement Portfolio’s fees and expenses are lower than the Fund’s and will be lower than the Fund’s if the combination occurs without shareholder approval.

Response: The fee rates for the Fund and One Choice In Retirement Portfolio (the “In Retirement Portfolio”) are based on each fund’s most conservative neutral mix of the underlying funds estimated by the portfolio managers for the upcoming fiscal year. Because the In Retirement Portfolio has a larger allocation to fixed-income and money market funds, which are generally less expensive than equity funds, the management fee for each class of the In Retirement Portfolio is currently lower than the management fee of the corresponding class of the Fund. By the time the Fund reaches its target date (2065), its neutral mix will become fixed and match that of the In Retirement Portfolio; therefore, its management fees will also match those of the In Retirement Portfolio. Thereafter, the Fund’s Board of Directors, without a vote of shareholders, may approve combining the Fund with the In Retirement Portfolio.

5. Comment: Disclosure in the Redemptions section states that disbursement of redemption proceeds may be delayed if you believe a shareholder is unable to protect his or her own interest and has been a victim of actual or attempted financial exploitation. Provide additional background regarding how you go about investigating this.

Response: This language relates to procedures that the Fund’s transfer agent implemented following the no-action letter from the Division of Investment Management to the Investment Company Institute dated June 1, 2018. This language is included in the prospectuses for all American Century mutual funds that may be purchased directly by individual investors.

The nature of our investigation into possible exploitation will vary based on the facts and circumstances of each individual case, but the investigation would typically include contacting the client to gain more insight into the situation and the client’s condition. If a trusted contact person has been designated on the account, this person may be contacted, as well. We may also conduct independent research into known fraud schemes to determine whether the client’s situation bears resemblance to such schemes; if so, we may inform the client and/or the trusted contact person of this fact. The details of our investigation are retained in accordance with the terms and conditions of the no-action letter.

Ms. Karen Rossotto
September 16, 2020

STATEMENT OF ADDITIONAL INFORMATION

6. Comment: The Fund’s disclosure states that, for purposes of the fundamental investment policy relating to concentration, there is no limit with respect to investments in mutual funds. It is the SEC’s policy that a fund and its advisor cannot ignore the investments of affiliated and unaffiliated funds when determining whether the fund is in compliance with its concentration policy. Please add clarifying disclosure that the Fund will consider the concentration of the underlying funds in which it invests when determining the Fund’s compliance with its concentration policy.

Response: The disclosure has been revised as requested.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Vice President